

Report of Independent Registered Public Accounting Firm

To Management of Pantheon Securities, LLC

We have reviewed Pantheon Securities, LLC(the "Company")'s assertions, included in the accompanying Pantheon Securities, LLC Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i), as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 26, 2020

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02110
T: 617-530-5000, F: 617-530-5001, www.pwc.com/us



PANTHEON

Pantheon Securities, LLC's Exemption Report

Pantheon Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Pantheon Securities, LLC

I, Susan Long McAndrews, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

DocuSigned by:

Susan Long McAndrews

37F71C2E9F7F4F6...

CEO
February 26, 2020

Pantheon Securities, LLC
11 Times Square, 35th Floor, New York, NY 10036
T: +1 (212) 205 2000 | **F:** +1 (212) 205 2099 | www.pantheon.com
Member of FINRA. Member of SIPC.